SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 1-8971*

                                        NOTIFICATION OF LATE FILING

[  ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  September 30, 1996

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:------------------------------------------------


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  RCPI TRUST*

Former name if applicable:

Address of principal executive office:  c/o Tishman Speyer Properties, L.P.
                                        1230 Avenue of the Americas

City, State and Zip Code:  New York, New York 10020


                                     PART II
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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*      As successor in interest to Rockefeller Center Properties, Inc.
       (Commission File No. 1-8971)

                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

          RCPI Trust, a Delaware business trust (the "Company"), is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "September 10-Q") by November 14, 1996 without unreasonable effort or expense due to unexpected difficulties in acquiring all of the relevant information related to the operations of the landmarked properties in Rockefeller Center, both accounting and otherwise, necessary for the September 10-Q, subsequent to the Company's acquisition of such properties on July 17, 1996.


                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

  David Augarten               (212)                  715-0363
  (Name)                       (Area Code)            (Telephone number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Annex A is attached hereto and incorporated herein by reference.

                                   RCPI TRUST
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1996 By /s/ David Augarten
                        David Augarten
                        Vice President (Prinicipal Financial Officer)

                                                                         Annex A


     On July 17, 1996, the Company acquired the landmarked properties in Rockefeller Center previously owned by RCP Associates, a New York limited partnership ("RCPA"), and Rockefeller Center Properties, a New York general partnership ("RCP"), pursuant to the Second Amended Joint Plan of Reorganization confirmed on May 29, 1996 in the Bankruptcy cases of RCPA and RCP. Concurrent therewith, RCPI Trust sold to General Electric Company, a New York corporation ("GE"), National Broadcasting Company, Inc., a Delaware corporation ("NBC"), and NBC Trust No. 1996A, a Delaware business trust, for $440 million, interests in certain buildings in Rockefeller Center previously leased by GE or its affiliates, including NBC, as described in the Schedule 13D/A filed on May 3, 1996, by Whitehall Street Real Estate Limited Partnership V. Therefore, the results of operations of the Company in the September 10-Q will include significant changes in results of operations from the corresponding period for the last fiscal year because during the period ended September 30, 1995, the principal assets held by Rockefeller Center Properties, Inc., the predecessor in interest to the Company, were two convertible, participating mortgage notes, in an aggregate amount of $1.3 billion, issued by RCP and RCPA, while since July 17, 1996, the principal assets held by the Company have been the landmarked properties in Rockefeller Center and because of the sale by the Company of interests in certain buildings in such properties on July 17, 1996, as described above. A meaningful estimate of such changes cannot be made at this time.